USG Corporation

550 West Adams Street

Chicago, IL 60661-3676

312 436-4000

Fax: 312 672-4210

Founded in 1902

June 27, 2012

By EDGAR and Telecopier (703-813-6968)

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

1 Station Place, N.E.

Washington D.C. 20549

Re:	USG Corporation

Form 10-K

Filed February 14, 2012

File No. 1-8864

Dear Mr. O’Brien:

Set forth below is our response to the comment of the staff of the Division of Corporation Finance, contained in your letter dated June 15, 2012, with respect to the above-referenced USG Corporation filing. For your convenience, we have repeated the staff’s comment in bold face italics immediately prior to our response.

Form 10-K for the year ended December 31, 2011

Properties, page 18

1.	We note your response to comment 2 in which you state that your mining assets, property, plants and equipment, are valued less than 5% of your consolidated assets. Supplementally provide the detailed information concerning your mining assets that supports this estimate. When preparing an estimate of your mining related assets, please include the value of all your mining & processing facilities as they exist, prior to your wallboard facilities. In your case, generally this would mean the downstream activities from your mine sites stopping at your kilns/calciner. In addition, please provide a generalized flow chart detailing your processing activities from mining to your wall board facilities to support your estimate.

Mr. Terence O’Brien

Contemporaneous herewith, in accordance with Rule 12b-4 of the Securities Exchange Act of 1934 we are supplementally providing to the staff hard copy of certain detailed confidential information supporting our response that our property, plant and equipment relating to our mining and quarrying operations represented less than 5% of our consolidated total assets as of December 31, 2011. We regard this supplemental information to be confidential, and we have requested it to be returned to us. In addition, attached hereto as Exhibit A is a generalized flow chart detailing our processing activities from our mines and quarries to our wallboard facilities.

In compiling the detailed confidential information provided supplementally, we have utilized your delineation of which asset categories constitute mining assets. That is, we have included all property, plant and equipment at our mines and quarries, all assets downstream to our wallboard manufacturing plants and processing equipment at our wallboard manufacturing plants up to our calciners. This delineation of mining assets includes certain assets not generally associated with mining, such as storage and loading facilities and docks at ports and a railroad from a quarry to a manufacturing plant. We have also included the processing equipment (up to our calciners) at our wallboard manufacturing plants that do not receive any gypsum rock from our mines and quarries. This processing equipment would be necessary even if we did not have any of our own mines or quarries. In summary, we have been over-inclusive in designating assets as related to our mining and quarrying operations. Even with this overly-inclusive approach, our property, plant and equipment relating to our mining and quarrying operations represented less than 5% of our consolidated total assets as of December 31, 2011.

Please do not hesitate to call me at (312) 436-4210 or Ellis A. Regenbogen at (312) 436-5978 if you wish to discuss our responses to the staff’s comments.

Sincerely,

/s/ Matthew F. Hilzinger

Matthew F. Hilzinger Executive Vice President and Chief Financial Officer

cc:	Ellis A. Regenbogen

EXHIBIT A

USG Corporation
Generalized Flowsheet for Mining and Processing of Gypsum For Use in Manufacturing Wallboard and Plaster Products

Quarrying
Underground Mining
Gypsum Mining and Quarrying
Stripping Overburden
Drill and Blast
Loading into Trucks
Haulage from Quarry to Crusher
Convey to Stockpile at Plant
Scale Roof and Install Roof Bolts
Drill and Blast
Loading into Trucks
Haulage from Quarry to Crusher
Hoist to Stockpile at Plant
Gypsum Crushing and Sizing Equipment
Primary Feeder
Grizzly
Primary Crusher
Undersize
Dust Collection Equipment
Oversize
Secondary Crusher
Screen Classifier
Sized Uncalcined Gypsum Products
Tertiary Crusher
Rock Dryer
Chemical Conversion of Gypsum to Calcium Sulfate Hemihydrate Used in Manufacturing Wallboard and Plaster
Calcining Equipment